FIRST QUARTER REPORT

July 31, 2007

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2007

The following is a discussion of the financial condition and results of operations of MIGENIX Inc. and its subsidiaries (“MIGENIX” or the “Company”). This discussion should be read in conjunction with the Company’s April 30, 2007 audited consolidated financial statements, including the related notes included therein; Management’s Discussion & Analysis of Financial Condition and Results of Operations for the year ended April 30, 2007; and the interim unaudited consolidated financial statements for the three months ended July 31, 2007, including the related notes therein. All amounts unless indicated otherwise are expressed in Canadian dollars. The discussion and analysis contained in this Management’s Discussion & Analysis is as of September 13 2007. Additional information on the Company including the Company’s Annual Information Form is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this MD&A include, but are not limited to, statements concerning our expectations for: Cadence Pharmaceuticals completing enrollment of 1,850 patients in the CLIRS trial in the second quarter of 2008 and if the results of this trial are positive, Cadence submitting a new drug application (NDA) for Omigard in the first half of 2009; receiving up to US$27 million in milestone payments; data from the celgosivir Phase II extension protocol being available by the end of 2007; 4-week interim results from the Phase II viral kinetics combination study of celgosivir in approximately 10 treatment-naïve patients in October 2007; submitting an IND in the US in the first quarter of 2008 for the future development of celgosivir; Cutanea Life Sciences completing the Phase II CLS001 rosacea clinical trial in 2007; our estimate of the probable royalties payable to the holders of the convertible royalty participation units; our estimate of US$nil in milestone payments pursuant to our preferred shares in the next 12 months; the Company continuing to advance its highest priority programs while operating within an annual burn rate of $11 million to $13 million; and the Company’s financial resources being sufficient to fund operations into the third quarter of calendar 2008.

With respect to the forward-looking statements contained in this MD&A, we have made numerous assumptions regarding, among other things: Cadence’s ability to enroll sufficient patients to complete the Omigard CLIRS trial; the adequacy of the CLIRS trial design to generate data that are deemed sufficient by regulatory authorities to support potential regulatory filings, including an NDA, for Omigard; our ability to manage licensing opportunities; our ability to initiate, fund and complete non-clinical studies, clinical studies, manufacturing and all ancillary activities within our expected timelines; our partner Cutanea Life Sciences completing a Phase II CLS001 rosacea clinical trial in 2007; to and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F for and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

BUSINESS OVERVIEW

We are in the business of researching, developing and commercializing drugs primarily in the area of infectious diseases. We do not currently have any products approved for sale and our operations consist principally of research and development activities to advance our drug candidates through the product development and regulatory processes to obtain marketing approval. Our drug development programs are summarized in the following table:

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2007

ANTI-INFECTIVE DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
Omiganan 1% gel (cationic peptide). Also known as OmigardTM, CPI-226 and MX-226.	Prevention of catheter-related infections (topical)

Phase III; one Phase III study has been completed in the United States. The North American and European development and commercialization rights for the topical treatment or prevention of device-related, burn-related or surgery-related infections are out-licensed to Cadence Pharmaceuticals. Cadence is conducting a confirmatory Phase III study in the United States under a Special Protocol Assessment (SPA) agreement with the US FDA and in Europe. Cadence expects to complete enrollment in the study in the second quarter of 2008. If the study results are positive Cadence plans to submit an NDA for marketing approval in the United States in the first half of 2009.

Omiganan for dermatological diseases (cationic peptide). Also known as CLS001; precursor product designated as MX-594AN.	Rosacea and other dermatological diseases (topical)

Phase II; a precursor product, (MX-594AN), completed two Phase II studies in the United States for the treatment of acne. The global development and commercialization rights for omiganan for use in dermatological diseases are licensed to Cutanea Life Sciences.  Cutanea has selected rosacea as its lead indication for development and has initiated a United States Phase II trial with CLS001. Cutanea expects to complete the study before the end of calendar year 2007.

Celgosivir (alpha-glucosidase I inhibitor). Also known as MX-3253.	Treatment of chronic Hepatitis C Virus infections (oral)

Phase II; completed two Phase II studies (a Phase II monotherapy trial and a Phase II proof of concept combination therapy non-responder study). An extension protocol for continued access to treatment for patients completing the Phase II non-responder study is ongoing. A Phase II viral kinetics study testing celgosivir in combination with peg-interferon and ribavirin in treatment-naïve patients is in progress with interim 4-week data expected in October 2007.

MX-2401 (amphomycin-related lipopeptide)	Treatment of serious gram positive bacterial infections (intravenous)

Preclinical; lead candidate being advanced; $9.3 million funding commitment from Technology Partnerships Canada. GLP non-clinical studies started in April 2007. These GLP non-clinical studies are required for regulatory submissions to enter human clinical trials.

SB-9000 (dinucleotide). Also known as MX-1313.	Treatment of Hepatitis B Virus infections	Preclinical; out-licensed to Spring Bank Technologies.
HCVnn (non-nucleoside small molecule)	Treatment of chronic Hepatitis C Virus infections	Preclinical; lead series of compounds identified with development work focused on optimizing oral bioavailability, potency and further testing of compounds to generate a lead development candidate.
DEGENERATIVE AND METABOLIC DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
MX-4565 (small molecule)	Treatment of neurodegenerative diseases (e.g. Parkinson’s disease, Alzheimer’s disease) and ophthalmic diseases (e.g. retinitis pigmentosa, glaucoma)

Preclinical; the potential of MX-4565 in Parkinson’s Disease and other diseases is being evaluated. Parkinson’s work is supported by a grant from the Michael J. Fox Foundation awarded to us in June 2007. The grant award agreement provides Elan Pharmaceuticals with a limited right to license the technology arising from the project for certain uses in the field of human disease.

MX-4042 (small molecule)	Treatment of arthritis	Preclinical

DEVELOPMENT PROGRAMS

Omiganan 1% gel (OmigardTM): Prevention of Catheter-Related Infections

In June 2005 Cadence Pharmaceuticals, Inc. (“Cadence”; NASDAQ: CADX), our partner for the North American and European development and commercialization of omiganan 1% gel (OmigardTM), and the FDA reached a written agreement on a protocol for a second, confirmatory Phase III clinical trial of omiganan 1% gel which, if successful, would support US marketing approval for the prevention of local catheter site infections (“LCSI”), a recognized precursor to catheter-related bloodstream infections. This agreement was reached under the FDA's

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2007

special protocol assessment (“SPA”) process, which establishes a written agreement between the FDA and the sponsoring company regarding clinical trial design, endpoints, study conduct, data analysis, and other elements of the study protocol. It is intended to provide agreement that, if the trial is executed per the protocol and pre-specified trial endpoints are achieved, they may serve as the primary basis for an efficacy claim in support of an NDA. In general, the SPA agreement is considered binding on both the FDA and the study sponsor. The omiganan 1% gel development program holds fast track status from the FDA.

In the first Phase III study (completed July 2003 in the United States) with over 1,400 patients, omiganan 1% gel demonstrated a statistically significant 49% reduction in LCSIs (p = 0.004), and a statistically significant 21% reduction in catheter colonization (p = 0.002), both secondary endpoints in the study. There was also a statistically significant 51% reduction in catheter replacements (p = 0.002). Statistical significance was not reached in the study for the primary endpoint of catheter-related bloodstream infections.

Cadence initiated United States enrollment in the second, confirmatory multi-national pivotal Phase III study of omiganan 1% gel in August 2005 pursuant to the SPA described above. European enrollment in the study was initiated in January 2006. This confirmatory Phase III trial is a randomized, Evaluation Committee-blinded study to assess the effectiveness of omiganan 1% gel vs. 10% povidone-iodine for the prevention of catheter-related infections in approximately 1,850 hospitalized patients (see enrollment target discussion below) with central venous catheters. This ongoing trial is known as the Central Line Infection Reduction Study, or CLIRS trial. The primary efficacy endpoint of the CLIRS study is to evaluate whether omiganan 1% gel is superior to 10% povidone-iodine in reducing the incidence of LCSIs in patients requiring central venous catheterization. The trial is designed to have 80% power to detect significance at the p=0.05 level. Other secondary objectives of this CLIRS study include assessing the effectiveness of omiganan 1% gel in preventing catheter colonization, catheter-related bloodstream infections and all-cause bloodstream infections in patients requiring central venous catheterization, as well as gathering additional safety data on omiganan 1% gel.

On April 30, 2007 Cadence announced their intent to discuss with the FDA a proposal to increase the number of patients to be enrolled in the CLIRS trial (the original target enrollment was 1,250 patients). The increase in the number of patients in the CLIRS trial is intended to maintain the statistical power of the trial and was prompted by Cadence’s planned re-analysis of data from the initial Phase III clinical trial of this product candidate. This re-analysis was performed as part of the standard procedure for analyzing data to prepare a final report of the study for a potential NDA or other applications for marketing authorization. Since LCSI was a secondary endpoint in the first Phase III trial and is the primary endpoint of this confirmatory Phase III study, the re-analysis required the use of a slightly different, stricter definition of LCSI, and showed that LCSIs were observed in 6.1% of subjects treated with the povidone-iodine control compared to 3.5% in the subjects treated with omiganan 1% gel.  This represents a 41.9% decrease in LCSIs, statistically significant at p = 0.032 (the previous analysis as a secondary endpoint indicated an approximately 49% reduction), as well as a reduction in the overall LCSI infection rate.  The catheter colonization and catheter-related bloodstream infection results from the initial Phase III study were not impacted by the re-analysis.

Because the target sample size for the CLIRS trial is based, in part, upon the LCSI rate and treatment effect, Cadence believes that adding patients is prudent in order to maintain the statistical power of the study. Additionally, improvements to hospital infection prevention practices since the CLIRS trial began may reduce catheter-related infection rates, further supporting an increase in the number of patients. Cadence was required to obtain the FDA’s concurrence with the proposed increase in enrollment.

On July 30, 2007 Cadence announced that the FDA had agreed with their plan to increase the number of patients to be enrolled in CLIRS trial from 1,250 to 1,850. Cadence also announced that in June 2007 it completed enrollment of the original target of 1,250 patients in this clinical trial. Cadence expects they will complete enrollment of the new goal of 1,850 patients in the second quarter of 2008. If the results of the CLIRS trial are positive, Cadence expects to submit an NDA for omiganan 1% gel in the first half of 2009.

Cadence also intends to pursue a pediatric indication for omiganan 1% gel in the prevention of catheter-related infections. Similar to the adult population, CVCs are a significant source of infectious complications in hospitalized neonates, infants, and children. As current and prior studies of omiganan 1% gel have been in adult patients, some studies in pediatric patients will likely be required for expansion to a pediatric population.

Under the terms of the Collaboration and License agreement with Cadence, MIGENIX will receive up to US$27 million in development and commercialization milestone payments, upon the achievement of specified milestones, starting with the US and European regulatory submission process; and a double-digit royalty on net sales (see

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2007

“LIQUIDITY AND CAPITAL RESOURCES” for May 2006 financing involving these royalties). In addition, Cadence funds the clinical, regulatory, and commercialization costs related to omiganan 1% gel and is responsible for manufacturing. Cadence’s commercialization focus is on the United States market and thus Cadence intends to establish a strategic partnership(s) for the commercialization of Omigard™ for the rights it has outside of the United States. The rest of world (ROW; territories outside North America and Europe) rights held by MIGENIX may also be made available in combination with Cadence’s rights for prospective global partners. In parallel, MIGENIX is pursuing regional partners for the ROW territories.

Celgosivir: Treatment of Chronic Hepatitis C Virus (“HCV”) Infections

The current standard of care treatment regimen for genotype 1 HCV infections (the most common North American genotype) is a combination therapy approach (combination of pegylated alpha interferon and ribavirin) which is effective in about 50% of patients. Preclinical studies have demonstrated synergistic activity between celgosivir, interferon alpha and ribavirin, as well as other anti-HCV compounds, in a BVDV surrogate model for HCV infections. Celgosivir has also been shown to inhibit HCV in vitro. These data provide the basis for the Company’s strategy to develop celgosivir as a combination therapy with pegylated alpha interferon and other anti-HCV products (including products currently in development) for the treatment of chronic HCV infections.

Our celgosivir clinical development activities to date include three Phase II clinical studies in patients infected with chronic HCV genotype 1: (i) a monotherapy study (completed in September 2005); (ii) a combination therapy study in patients previously non-responsive or partially responsive to pegylated alpha interferon-based therapy (completed in November 2006; final results April 2007); and (iii) a combination therapy viral kinetics study in treatment-naïve patients (ongoing):

Phase II Monotherapy Study

The Phase II monotherapy study was an open-label, randomized, dose-response, 12-week study in treatment-naïve and interferon-intolerant chronic HCV genotype 1 patients divided into three treatment groups. Enrollment started in October 2004 and 43 patients participated. The results demonstrated that celgosivir was well-tolerated at all doses tested, with generally mild to moderate, reversible side effects, and no serious adverse events were observed. In two patients an antiviral effect (measured by the decrease from baseline of HCV RNA) of 1.0 log10 (90% clearing of the virus) or greater was observed, with one patient achieving a peak reduction in HCV RNA of 2.6 log10 (99.8% clearing of the virus). The mean viral load reduction in HCV RNA did not reach clinical significance in any of the treatment arms. The Company concluded that the Phase II monotherapy results, along with the preclinical synergy data generated to date (synergistic activity between celgosivir, interferon alpha and ribavirin) support the Company’s combination therapy development strategy.

Phase II Combination Therapy Study (non-responder and partial responder patients)

A randomized multi-center, active controlled Phase II combination study was initiated in November 2005. The study was designed to determine, over 12 weeks of treatment, the efficacy, safety, and tolerability of celgosivir in combination with peginterferon alfa-2b, with or without ribavirin, in HCV-positive (genotype 1) patients who were non-responders or partial responders to prior therapy with optimized pegylated alpha interferon and ribavirin (the “non-responder study”).

The Phase II non-responder study and an extension protocol (see description of extension protocol below) were supported in part through a Material Transfer and License Option agreement with Schering-Plough Corporation (“Schering”). The agreement with Schering provided for (a) the supply of PEGETRON® (peginterferon alfa-2b powder plus ribavirin), (b) certain technical and laboratory support and other services, and (c) certain limited rights for Schering’s review of clinical trial results and for the negotiation of a license agreement. As of April 30, 2007, we estimate that the value of the PEGETRON® and lab testing services received by the Company to be approximately $1.1 million ($0.4 million for the year ended April 30, 2007; and $0.7 million for the year ended April 30, 2006), and the Company has recorded this non-monetary consideration and expense at a net cost of $nil in its research and development expenses.

Enrollment in the non-responder study was completed in June 2006 and top-line results of the study were announced on November 6, 2006. MIGENIX was subsequently informed by Schering that approximately 50% of the original viral load samples from the study, which Schering tested under the Material Transfer and License Option Agreement, required retesting. Final top line results of the study after completion of the retesting by Schering were announced April 11, 2007. A total of 57 patients were enrolled into the study (36 were non-responders and 21 were partial responders to prior pegylated alpha interferon-based HCV treatment).  Patients were randomized into three

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2007

treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (“triple combination”); (ii) celgosivir plus peginterferon alfa-2b (“double combination”); and (iii) celgosivir placebo plus peginterferon alfa-2b plus ribavirin (“control treatment”). Of the 36 non-responders, 30 completed the 12 weeks of treatment: 12 in the triple combination arm, 8 in the double combination arm, and 10 in the control treatment arm. On final analysis, the triple combination demonstrated clinical benefit in this non-responder patient population, achieving:

•

42% (5/12) Early Virological Response (“EVR”) with the celgosivir triple combination arm compared to 10% (1/10) EVR in the control treatment arm. This compares with 33% (4/12) EVR (triple combination) vs. 10% (1/10) (control treatment) in the original study results. EVR is defined as a 2 log10 or greater HCV viral load reduction (“VLR”) at 12 weeks.

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1.63 log10 (triple combination) mean HCV VLR compared to a 0.92 log10 VLR (control treatment). This compares with a 1.2 log10 VLR (triple combination) vs. a 0.4 log10 VLR (control treatment) in the original study results.

•

a more rapid onset of treatment effect as measured by VLR within the first 2 weeks of therapy in the triple combination as compared to the control treatment.

In addition to the triple combination and control treatment results reported above, the following results were reported: (a) the double combination did not show a meaningful difference in mean viral load reduction and EVR when compared to the control treatment in non-responder patients; and (b) in the partial responder patient population, there were insufficient patients (n=3) in the triple combination arm for any conclusions to be drawn and the double combination showed less effect than the control treatment.

The celgosivir combination therapies were well tolerated and resulted in no significant adverse events.  As expected from previous experience, the most frequent side effects related to celgosivir were gastrointestinal in nature and were generally mild.  Other frequently observed side effects were fatigue and flu-like symptoms – which are side effects usually associated with pegylated interferon and ribavirin. Only 7 of the 57 patients entering the study dropped out prior to week 12.

These top-line results demonstrated proof-of-concept and evidence of clinical benefit when using celgosivir triple combination as compared to the active control treatment in patients with chronic hepatitis C virus genotype 1 infections who were characterized as non-responders to prior therapy with optimized pegylated alpha interferon plus ribavirin. Non-responders in our study were defined as patients who never reached an EVR with optimized pegylated alpha interferon plus ribavirin (i.e. patients who did not achieve 2 log10 or greater reduction in viral load at 12 weeks of their previous pegylated alpha interferon plus ribavirin treatment therapy). One-third of the non-responder patients in this study (11 of 36) were actually “null responders” with viral load reductions of 0.4 log10 or less in their previous therapy.

Data from the Phase II non-responder study were presented on April 15, 2007 at the 42nd Annual Meeting of the European Association for the Study of the Liver (EASL) held in Barcelona, Spain and on May 21, 2007 at Digestive Disease Week (DDW) 2007 held in Washington, DC.

The Extension Protocol: In conjunction with the non-responder study, a protocol was designed and approved by Health Canada to provide participants in the 12-week study with access to continued treatment for up to an additional 36 weeks. In consultation with their physicians, patients could elect to continue on with their original treatment or, if on the double combination or the control treatments, could switch to the triple combination treatment.  Of the 50 patients completing 12 weeks of treatment, 31 elected to continue treatment beyond 16 weeks with 30 of these either continuing with, or switching to, the triple combination. Of the 31 patients continuing treatment in the extension protocol, 15 patients completed 48 weeks of treatment and 16 patients discontinued treatment before the 48th week. Patients are being followed up to an additional 24 weeks (to week 72). Since this is primarily an expanded access protocol, and not a clinical study, anecdotal data primarily related to safety will be available on individual patients by the end of 2007.

On December 7, 2006 we provided to Schering a summary of the Phase II non-responder study results for their exclusive review pursuant to the Material Transfer and License Option agreement. As a result of the retesting matter described above, we agreed with Schering that their limited period of exclusivity for data review would commence upon providing Schering a new data package incorporating the retesting results. On April 27, 2007 we provided Schering a new data package incorporating the retesting results. Schering, on June 26, 2007, advised us that they would not be entering into a second period of exclusivity to negotiate the terms of a license agreement for celgosivir

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2007

at that time. MIGENIX is now in various stages of discussions with other interested parties for the partnering of celgosivir.

Phase II Viral Kinetics Combination Therapy Study (treatment-naïve patients)

In May 2006 the Company received a Notice of Authorization from Health Canada for a Phase II viral kinetics combination study of celgosivir in patients with chronic HCV (genotype 1) infection who had not received prior treatment for their infection. The focus of this study is on the viral kinetics, pharmacokinetics, safety and tolerability of celgosivir in combination with peginterferon alfa-2b and ribavirin. In July 2006 we received approval for an amended protocol to include two treatment arms rather than the previous three-arm design and enrollment in the study started in October 2006. This Phase II study is a 12-week randomized, active-controlled study in up to 20 patients in two treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (triple combination); and (ii) peginterferon alfa-2b plus ribavirin (active control). Enrollment in the study has been slower than anticipated for reasons that MIGENIX believes include the significant time commitment required by the patients due to the viral kinetics focus of the protocol, the small number of sites available due to the requirement of in-clinic stays, and to some extent the fact that treatment-naïve patients tend to be less motivated to try new treatments. Interim 4-week data from the study are expected in approximately 10 patients in October 2007, with guidance for 12-week data to be provided in conjunction with the 4-week data.

Investigational New Drug (“IND”) Application

All MIGENIX-related clinical trials of celgosivir to date have been conducted in Canada. We plan to submit an IND application in the United States in the first quarter of 2008 for the future development of celgosivir.

Omiganan for Dermatological Diseases

A license agreement for the development and commercialization of omiganan for use in dermatological diseases was executed on December 7, 2005 with Cutanea Life Sciences, Inc., (“Cutanea”) a private, dermatological pharmaceutical company based in metropolitan Philadelphia, Pennsylvania.

Cutanea in January 2007 initiated a Phase II rosacea clinical trial in the United States using CLS001, a topical formulation of omiganan for dermatologic use. The Phase II trial is a randomized, vehicle-controlled, double-blind, multi-center study designed to evaluate the safety and efficacy of CLS001 in up to 240 subjects with papulopustular rosacea.  The primary efficacy endpoint is the mean percent reduction in the number of inflammatory lesions.  This study is expected to be completed by the end of 2007.

Pursuant to the license agreement, MIGENIX can receive up to approximately US$21 million in development and commercialization milestone payments, as well as single digit royalties on net sales (see “LIQUIDITY AND CAPITAL RESOURCES” for May 2006 financing involving these royalties). Cutanea received exclusive worldwide rights to develop and market omiganan and its analogues for dermatological indications. Cutanea is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs. Prior to licensing omiganan for dermatological diseases to Cutanea, MIGENIX had completed three Phase I and two Phase II clinical studies exploring the use of omiganan in the treatment of acne.

MX-2401: Treatment of Serious Gram Positive Bacterial Infections

MX-2401 is being developed for the treatment of serious gram positive bacterial infections.  On March 31, 2005 MIGENIX entered into an agreement with the Government of Canada under the Technology Partnerships Canada (“TPC”) program, which will provide up to $9.3 million in funding for the development of MX-2401 through the completion of the first Phase III clinical trial.

The manufacturing of MX-2401 for the Good Laboratory Practices (“GLP”) compliant non-clinical toxicity studies required to support moving into Phase I clinical development was completed during the year ended April 30, 2007. Additionally, the Company initiated interactions with Health Canada to obtain feedback on the pre-Phase I development program. GLP non-clinical studies were initiated in April 2007 and timing for completion of the GLP studies is dependent upon (1) additional manufacturing process development work; (2) initiation of the remaining required GLP studies; and (3) financial resources. Prior to initiating clinical trials in humans with MX-2401, the Company will need to complete the GLP studies, manufacture clinical trial GMP quality MX-2401, submit and obtain regulatory approval for initiating clinical studies, and complete various other activities. In May 2007, 50,000 Series A and 50,000 Series B preferred shares were converted into 158,342 common shares to pay US$100,000 in milestones achieved during April 2007 in the MX-2401 program.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2007

Other Matters

In July 2006 we were advised that the building in which our Vancouver office and lab operations are located is to be redeveloped and we should plan to vacate our premises by March 31, 2007, 14 months earlier than the end of our lease. In December 2006 we received notice that our lease was being terminated as of May 31, 2007. Discussions in early 2007 with our landlord indicated that we could remain in our premises up to May 31, 2008, however in May 2007 we received a new notice that we must vacate our premises by November 30, 2007. We have entered into an offer to lease approximately 5,000 square feet of space (currently office space, no labs) in close proximity to our current Vancouver facility and we have made an offer to lease approximately 6,000 to 9,000 square feet of lab space in the Vancouver area. The San Diego facility lease expired June 30, 2007 and the premises are currently being leased on a month-to-month basis. The Company is evaluating its facility options and should it not locate suitable replacement premises or make alternative arrangements on a timely basis, portions of the Company’s operations may be interrupted.

We received a notice dated June 29, 2007 from Wyeth for the termination of a license agreement we acquired as part of our merger with MitoKor in August 2004.  Under the agreement, Wyeth holds an exclusive, worldwide license, as well as options to obtain a license under certain of the Company’s patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative disease, including Alzheimer’s disease and certain other dementias. To date, no agreement-associated milestone payments or royalty income has been received.

DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws, and include controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As of July 31, 2007, an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined under Multilateral Instrument 52-109 (“MI 52-109”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as at July 31, 2007.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

As of April 30, 2007, management evaluated the design of our internal control over financial reporting as defined under MI 52-109 and, based on that evaluation, determined that an aspect of our internal control over financial reporting required improvement.  The control deficiencies identified by the Company did not result in adjustments to any of our annual or interim consolidated financial statements.

As a small organization, similar to other small organizations, the Company’s finance department is composed of a small number of key individuals, resulting in limitations on the segregation of duties.  Specifically, certain financial personnel have incompatible duties that allowed for the creation, review and processing of certain financial data without independent review and authorization.  We will continue to develop and employ appropriate measures to properly assign job roles and responsibilities to employees to ensure the proper segregation of duties where feasible, and the Chief Executive Officer and Chief Financial Officer will continually monitor the financial activities of the Company. The Company plans to add a Controller/Director of Finance during the current fiscal year to fill a vacant position that during the period August 2006 to July 2007 had been partially covered by contract personnel. The Chief Executive Officer and Chief Financial Officer have concluded that considering the management and Audit Committee oversight, the risks associated with the segregation of duties are not significant enough to justify the expense associated with adding more employees than what is currently planned.

The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated whether there were changes to its internal control over financial reporting during the three-month period ended July 31, 2007 that have

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2007

materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.  No such significant changes were identified through their evaluation.

CRITICAL ACCOUNTING POLICIES

The Company’s audited consolidated financial statements and unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and the reporting currency is Canadian dollars. These accounting principles require the Company to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made.  Actual results could differ from these estimates.  Areas of significant estimates include: recognition of revenue, amortization of intangible assets, assessment of the carrying value of intangible assets, accretion of the convertible royalty participation units and stock-based compensation. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“US GAAP”) is described in Note 19 to the audited consolidated financial statements as at and for the year ended April 30, 2007.

The significant accounting policies that the Company believes are the most critical in fully understanding and evaluating the reported financial results include the following:

Revenue recognition

Revenue to date has primarily been derived from initial license fees and research and development collaboration payments from licensing arrangements. Initial fees and milestone fees received which require the Company’s ongoing involvement are deferred and amortized into income over the term of the underlying product development period.  A change in the underlying product development period from the originally estimated period may result in a longer or shorter period that the initial fees are amortized into income, decreasing or increasing income respectively. Research and development collaboration revenues generally compensate the Company for non-clinical and clinical activities related to development programs under collaborative/licensing agreements for certain product candidates of the Company, and are recognized as revenue when the research and development activities are performed under the terms of the agreements.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to the Company’s research and development programs.  Research costs are expensed as incurred and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization.  The Company assesses whether development costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Intangible assets

Intangible assets are comprised of technology licenses and acquired technology and include those acquired in exchange for equity instruments issued by the Company. Under US GAAP, costs to purchase rights to unproven technology which may not have alternate future uses are expensed as research and development.  Under Canadian GAAP, the purchase cost of such rights is generally capitalized as an intangible asset.  Any change in the future use or impairment of unproven technology may have a material impact on the Company’s Canadian GAAP financial statements.

Intangible assets are amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years.  The Company determines the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  The Company reviews the carrying value of its intangible assets on a quarterly basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees, consultants and advisory board members pursuant to its stock option plans. The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value. The fair value of stock

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2007

options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms of the stock options. The Black-Scholes option pricing model is based on several subjective assumptions including the expected life of the option and the expected volatility at the time the options are granted. Changes in these assumptions can materially affect the measure of the estimated fair value of the stock options and hence, the results of operations. Stock-based compensation is likely to change from period to period as further options are granted and adjustments made for stock options forfeited.

ADOPTION OF NEW ACCOUNTING POLICIES

Effective May 1, 2007, the Company adopted the new recommendations of the CICA Handbook: Section 1506, Accounting Changes (“Section 1506”). This new Handbook section which applies to fiscal years beginning on or after January 1, 2007, prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates, and corrections of errors. The adoption of Section 1506 effective May 1, 2007 had no impact on the Company’s unaudited interim consolidated financial statements as at and for the three months ended July 31, 2007 (see note 2[a] to these financial statements).

Effective May 1, 2007, the Company retroactively without restatement adopted the following new recommendations of the CICA Handbook: Section 1530, Comprehensive Income (“Section 1530”); Section 3251, Equity (“Section 3251”); Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”); Section 3861, Financial Instruments – Disclosure and Presentation (“Section 3861”); and Section 3865, Hedges (“Section 3865”). These new Handbook sections which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition, measurement, disclosure, and presentation of financial assets, financial liabilities, and non-financial derivatives. Upon transition to Section 3855, and for any acquisition of financial instruments thereafter, entities must determine the most appropriate classification for each financial instrument. Under the new standards, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading, loans and receivables or other financial liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income/loss. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in net income/loss. See notes 2[b] – [e] to the Company’s unaudited interim consolidated financial statements as at and for the three months ended July 31, 2007 for additional information in respect of the Company’s adoption of these new standards.

NEW ACCOUNTING PRONOUNCEMENTS

The Company will be evaluating the impact of the following new standards:

Capital Disclosures (Section 1535)

This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically May 1, 2008 for the Company.

Financial Instruments – Disclosure and Presentation (Sections 3862 and 3863)

This standard requires an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how an entity manages those risks. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically May 1, 2008 for the Company.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2007

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table provides summary financial data for our last eight quarters:

	Three months ended,
(Expressed in thousands, except per share amounts)	July 31, 2007 (“Q1/08”)	April 30, 2007 (“Q4/07”)	January 31, 2007 (“Q3/07”)	October 31, 2006 (“Q2/07”)

Revenue	$6	$ -	$19	$ -
Loss before other income and expense	$(2,821)	$(2,981)	$(6,503)	$ (3,414)
Loss(1)	$(3,100)	$(3,128)	$(6,726)	$ (3,712)
Basic and diluted loss per common share	$(0.03)	$(0.03)	$(0.08)	$ (0.05)
Weighted average number of common shares outstanding	94,464	94,058	87,497	74,505

	Three months ended,
	July 31, 2006 (“Q1/07”)	April 30, 2006 (“Q4/06”)	January 31, 2006 (“Q3/06”)	October 31, 2005 (“Q2/06”)

Revenue	$ -	$ -	$ 305	$ -
Loss before other income and expense	$ (2,356)	$ (3,111)	$ (2,327)	$ (3,407)
Loss	$ (2,486)	$ (3,032)	$ (2,232)	$ (3,314)
Basic and diluted loss per common share	$ (0.03)	$ (0.05)	$ (0.03)	$ (0.04)
Weighted average number of common shares outstanding	74,299	74,258	74,258	74,258

(1) Effective May 1, 2007 the Company has adopted the determination and presentation of Comprehensive loss (see “ADOPTION OF NEW ACCOUNTING POLICIES”). For Q1/08 there is no difference between Loss and Comprehensive loss.

The primary factors affecting the magnitude of the Company’s losses have been research and development expenses (particularly clinical program development costs) not funded by a partner, licensing and collaboration revenues, and write-downs of intangible assets. The loss before other income and expenses and the loss in Q3/07 are higher due primarily to the $3.3 million write-down of the MX-4509 program. The losses in Q1/08, Q4/07, Q3/07, Q2/07 and Q1/07 include accretion expense of $0.4 million, $0.3 million, $0.4 million, $0.4 million and $0.3 million respectively, on the convertible royalty participation units issued in Q1/07 (see “RESULTS OF OPERATIONS – Other Income and Expenses”).

We have no fixed dividend policy and have not paid dividends since our incorporation.  The payment of dividends is subject to the discretion of the board of directors and will depend, among other factors, on our earnings, capital requirements and operating and financial condition.  We currently intend to retain future earnings, if any, to finance the growth and development of our business and do not intend to pay any dividends on our common shares or preferred shares in the foreseeable future.

See “RESULTS OF OPERATIONS” and “LIQUIDITY AND CAPITAL RESOURCES” below for discussion of the period variations and trends in results of operations and financial condition.

RESULTS OF OPERATIONS

MIGENIX commenced operations in January 1993 and has devoted its resources to the research and development of experimental new drug candidates. See “BUSINESS OVERVIEW” and “DEVELOPMENT PROGRAMS” for description of the Company’s business, the drug candidates being developed and current development activities, development and commercialization agreements, and near-term milestones. No product candidates being developed by MIGENIX have been approved to be marketed commercially to date. MIGENIX has been unprofitable since its formation incurring significant operating losses each year and has incurred a cumulative deficit of $127.8 million to July 31, 2007.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2007

For the three months ended July 31, 2007 (“Q1/08”), MIGENIX incurred a loss of $3.1 million or $0.03 per common share, compared to a loss of $2.5 million or $0.03 per common share for the three months ended July 31, 2006 (“Q1/07”). The increase in the Q1/08 loss compared to the Q1/07 loss is principally attributable to: (i) a $0.4 million increase in research and development expenses (see “Operating Expenses – Research and Development” below); (ii) a $0.2 million increase in general and corporate expenses (see “Operating Expenses – General and Corporate” below; (iii) a $0.1 million increase in the accretion of the convertible royalty participation units (see “Other Income and Expenses” below); less: (iv) a $0.1 million decrease in amortization expense (see “Operating Expenses – Amortization” below).

Revenues

During Q1/08 the Company had nominal (< $0.1 million) research and development collaboration revenue (Q1/07: $nil). This research and development collaboration revenue is pursuant to the sale of omiganan drug substance to  Cutanea Life Sciences (see "Omiganan for Dermatological Diseases”). Under our license agreements with Cadence and Cutanea, they are responsible for manufacturing; therefore, sales of drug substance to Cadence and Cutanea are not expected to continue as the sales are limited to supplies from our pre-licensing manufacturing activities.

Over the next five financial years we may earn development and commercial milestone revenue of: (a) up to US$27 million starting with the US and European regulatory submission process and a double digit percentage royalty based on net sales pursuant to our agreement with Cadence Pharmaceuticals; and (b) up to US$21 million and a single digit percentage royalty based on net sales pursuant to our agreement with Cutanea Life Sciences. The development milestones are dependent on the successful completion of various individual development and regulatory steps in each of the programs, and the commercial milestones are dependent on obtaining marketing approvals for the product candidates and achieving certain sales thresholds. The completion, timing and success of the activities that would lead to these milestone revenues and royalties are outside our control as the programs are directed by our partners. Additionally we have the opportunity for revenues from the potential partnering of celgosivir, the potential partnering of omiganan for the rest of world territories and our agreement with Spring Bank, however at this time we have insufficient visibility as to these matters to estimate revenues over the next five financial years (if any) from them.

Operating Expenses

Operating expenses increased by approximately $0.5 million in Q1/08 to $2.8 million (Q1/07: $2.3 million) principally due to increased research and development expenses.

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, costs associated with clinical trials, costs associated with non-clinical activities, patent-related costs and facility related costs. Clinical trial expenses include payments to vendors such as clinical research organizations, contract manufacturers, clinical trial sites, laboratories for testing of clinical samples and consultants. We charge all research and development expenses to operations as incurred because the underlying technology associated with these expenditures relates to our research and development efforts and has no alternative future uses.

We use our internal research and development resources, including our employees and facility, across various projects, and we do not account for these internal research and development expenses on a project basis. These expenses are included in the “unattributed expenses” category in the table below. We use external service providers to assist us in the conduct our clinical trials, to manufacture our product candidates and to provide various other research and development related products and services. We have tracked many of these external research and development expenses on a project basis. To the extent that expenses associated with external service providers are not attributable to a specific project, they are included in the “unattributed expenses” category in the table below.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2007

The following table summarizes our research and development expenses(1,2) for the periods indicated:

	Three months ended July 31		Years ended April 30
	2007	2006	2007	2006
Program Expenses	(Canadian dollars, millions)
Omiganan 1% gel (partnered)	$0.0	$0.0	$0.0	$0.0
Omiganan for dermatological diseases (partnered)	0.0	0.0	0.0	0.0
Celgosivir	0.4	0.4	1.5	2.1
MX-2401 (net of TPC funding)	0.0	0.0	1.1	0.6
MX-4509	0.0	0.0	0.2	0.2
Other Projects	0.0	0.0	0.3	0.3
Total Program Expenses	$0.4	$0.4	$3.1	$3.2

Unattributed Expenses
Personnel	$0.7	$0.6	$2.7	$2.7
Patent costs	0.3	0.2	0.8	0.9
Other	0.3	0.1	0.9	0.9
Total Unattributed Expenses	$1.3	$0.9	$4.4	$4.5

Total Research & Development Expenses	$1.7	$1.3	$7.5	$7.7

(1)

Before amortization expense, technology and license acquisition costs, and write-offs of intangibles assets.

(2)

Value of $0.0 million represents $nil to ~$50,000 in expenses during the period.

Our omiganan programs are being advanced by our development and commercialization partners:

•

Our partner for the North American and European development and commercialization of omiganan 1% gel, Cadence Pharmaceuticals, funds the clinical, regulatory and commercialization costs related to the program and are responsible for manufacturing.

•

Our partner, Cutanea Life Sciences, has the exclusive worldwide rights to develop and market omiganan and its analogues for dermatological indications. Cutanea is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs.

Celgosivir program costs were $0.4 million in Q1/08, relatively unchanged from Q1/07 (see “DEVELOPMENT PROGRAMS – MX-3253: Treatment of Chronic HCV Infections”).

Costs in the MX-2401 program in Q1/08 were nominal (less than $0.1 million) (Q1/07: nominal). The Q1/08 MX-2401 program costs are net of $0.06 million in TPC assistance (Q1/07: $0.02 million).

Research and development costs not allocated to programs were $1.3 million in Q1/08 compared to $0.9 million in Q1/07. The approximate $0.4 million increase in these unallocated research and development costs is spread out across personnel costs (increased headcount initiated last year, particularly with respect to non-clinical work in the celgosivir program), patent costs (advancement of MX-3253 patent applications) and other costs (higher level of activity in both the MX-3253 and MX-2401 programs).

We anticipate that we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis. We are currently focusing our resources on advancing the development of our non-partnered programs: celgosivir and MX-2401.  In the financial year ending April 30, 2008, we expect:

•

Cadence to be nearing completion of enrollment in the CLIRS study (if not complete, their current guidance is to complete enrollment in the second quarter of 2008).

•

Interim 4-week data from the Phase II viral kinetics study are expected in approximately 10 patients in October 2007 with guidance for 12-week data to be provided in conjunction with the 4-week data.

•

Data from the celgosivir combination therapy non-responder extension protocol by the end of 2007.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2007

•

To submit an IND application in the United States in the first quarter of 2008 for the future development of celgosivir.

•

Results from the Phase II rosacea study being conducted by Cutanea Life Sciences by the end of 2007.

•

To complete the current MX-2401 GLP studies and make a decision on proceeding with the remaining GLP studies required for regulatory submissions to enter human clinical trials. We also plan to initiate additional manufacturing process development work in preparation for GMP manufacturing.

At this time, due to the risks inherent in the product development process and given the early stage of our product development programs, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for potential commercialization. There are numerous factors associated with the successful commercialization of any of our drug candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on the stage of development. With product development timelines, the probability of success and development costs vary widely. While we are currently focused on advancing our highest priority product development programs, our future research and development expenses will depend on the determinations we make as to the scientific and clinical success of each product candidate, as well as ongoing assessments as to each product candidate’s commercial potential and prioritization. In addition, we cannot forecast with any degree of certainty which of our current product candidates will be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

We expect our development expenses to be substantial over the next few years as we continue the advancement of our product development programs. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining regulatory approvals could materially adversely affect our product development efforts and, in turn, have a material adverse effect on our results of operations. As we obtain results from non-clinical studies and clinical trials, we may elect to discontinue or delay studies or clinical trials for a product candidate or development program in order to focus our resources on the most promising and/or highest priority product candidates or programs.

General and Corporate

General and corporate expenses in Q1/08 were $1.0 million (Q1/07: $0.8 million). Personnel costs were $0.5 million in Q1/08 (Q1/07: $0.5 million). The approximate $0.2 million increase in general and corporate costs in Q1/08 compared with Q1/07 is principally due to: (i) contract personnel in the Finance department engaged for internal controls, implementation of new accounting software and year end work; and (ii) greater legal and accounting costs.

Amortization

Amortization expense for equipment in Q1/08 was approximately $0.1 million (Q1/07: $0.1 million).

Amortization expense for intangible assets in Q1/08 was approximately $0.1 million (Q1/07: $0.2 million).

Other Income and Expenses

Other income and expenses includes three principal items: (1) interest income generated from investments of the Company’s cash balances; (2) accretion expense related to the convertible royalty participation unit financing completed in May 2006 (see “LIQUIDITY AND CAPITAL RESOURCES”); and (3) foreign exchange gains and losses on the Company’s United States (“US”) dollar denominated cash and cash equivalents, amounts receivable and accounts payable balances (see “FINANCIAL INSTRUMENTS AND RISKS”).

Interest income was $0.1 million for Q1/08 (Q1/07: $0.1 million).

Accretion expense related to the convertible royalty participation units (see “LIQUIDITY AND CAPITAL RESOURCES”) for Q1/08 was $0.4 million (Q1/07: $0.3 million). This accretion expense is a non-cash expense resulting from [i] accreting the liability component of the convertible royalty participation units to the maximum royalties payable of $29.5 million (will be reduced for actual royalties paid, any units converted into common shares, and should our estimate of the probable royalties payable decline below $29.5 million) over the estimated royalty payment term using the effective interest method; and [ii] amortizing the deferred financing costs over the estimated term of the convertible royalty participation units.

The foreign exchange gains/losses were nominal (< $0.1 million) for each of Q1/08 and Q1/07.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2007

Equipment and Intangible Asset Expenditures

Equipment expenditures for Q1/08 were approximately $0.1 million in Q1/08 and Q1/07.

Intangible asset costs capitalized in Q1/08 and Q1/07 were $nil. Intangible assets at July 31, 2007 include acquired technology and capitalized technology license costs for the Company’s neurodegenerative (MX-4565 and MX-4042), lipopeptide (MX-2401), celgosivir, and HBV (SB-9000) programs. The $1.6 million carrying value of these intangible assets at July 31, 2007 does not necessarily reflect present or future values of the underlying programs/technologies and the ultimate amount recoverable by the Company in respect of these assets will be dependent upon the successful development and commercialization of products based on these assets and/or out-licensing of the programs/technologies to third parties (see “RISKS AND UNCERTAINTIES”).

LIQUIDITY AND CAPITAL RESOURCES

As of July 31, 2007, the Company had cash, cash equivalents and short-term investments of $12.8 million (April 30, 2007: $15.3 million) and the Company’s net working capital was $12.1 million (April 30, 2007: $14.6 million). The $2.5 million decrease in net working capital from April 30, 2007 is primarily attributable to the cash loss of $2.4 million (loss excluding non-cash expenses: amortization, stock-based compensation and accretion of the convertible royalty participation units) for the three months ended July 31, 2007. The Company’s cash equivalents and short-term investments are invested in high-grade liquid financial instruments with maturity dates selected with respect to the expected timing of expenditures to fund operations (not to exceed three years), and prevailing and expected interest rates (see “FINANCIAL INSTRUMENTS AND RISKS”).

MIGENIX has financed its operations to date primarily through the sale of equity securities. During Fiscal 2007 the Company completed two financing transactions totaling approximately $20 million. One of the Fiscal 2007 financings involved a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals (see “DEVELOPMENT PROGRAMS – Omiganan 1% gel: Prevention of Catheter-Related Infections”) and Cutanea Life Sciences (see “DEVELOPMENT PROGRAMS – Omiganan for Dermatological Diseases”). A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit. Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021. The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties until a further $400 of royalties is paid per unit. The units contain features whereby the Company or the unit holders may elect to convert the units into the Company’s common shares (see “OUTSTANDING SHARE DATA”). In the event there are no royalties under the license agreements there is no obligation for the Company to make any payments to the unit holders. The Company’s obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: (i) the date $1,000 of royalties has been paid in respect of the unit; (ii) the date the unit is converted into common shares; and (iii) May 3, 2021. The Company has provided the buyers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements. The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events. In the event of default the Company would become obligated to pay the unit holders $1,000 per unit less the royalties paid in respect of the unit.

In March 2005 the Company obtained a $9.3 million funding commitment for the MX-2401 program from the TPC program (see “DEVELOPMENT PROGRAMS – MX-2401: Treatment of Serious Gram Positive Bacterial Infections”). As at July 31, 2007, the Company had expenditures qualifying for $1.3 million of funding under this commitment of which $0.6 million had been received and $0.7 million was recorded as government assistance receivable (April 30, 2007 - $1.2 million of funding under this commitment of which $0.6 million had been received and $0.6 million was recorded as government assistance receivable). The TPC funding covers 26% of eligible costs and a royalty is payable to TPC if the MX-2401 program is successful (determination of success includes the obtaining of marketing approval).  The royalty payable, if any, is 1.75% of any post commercialization revenues of the Company during the eleven-year period ending March 31, 2019 to a maximum of $30.4 million. The royalty rate is reduced to 1.2% should the cumulative royalties reach $20.3 million. If the cumulative royalties have not reached $20.3 million by March 31, 2019 the royalty period will be extended to the earlier of: (i) March 31, 2023; and (ii) the cumulative royalties paid reaching $20.3 million. Royalties, if any, that may be payable to TPC would be accounted for in the period in which it is determined that payment is likely.

MIGENIX believes that its funds on hand at July 31, 2007, together with ongoing cost containment measures and expected interest income, are sufficient to provide for operations into the third quarter of calendar 2008 before funds

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2007

received, if any, from existing or new license agreements, the exercise of warrants and options and future financing activities. The Company will continue advancing its highest priority programs (see “RISKS AND UNCERTAINTIES”) while operating within an annual burn rate of $11 million to $13 million. The magnitude of spending in the Company’s development programs will be dependent on the licensing status of the celgosivir program (see “DEVELOPMENT PROGRAMS – MX-3253: Treatment of Chronic HCV Infections”) and results in the programs, and we may need to increase or decrease our annual burn rate in response to such results. MIGENIX is likely to need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained (see “RISKS AND UNCERTAINTIES”).

The Company has used redeemable/convertible preferred shares to facilitate the acquisition and in-licensing of new technologies and drug candidates. The preferred shares provide us with a vehicle to structure acquisitions and in-licensing transactions so as to lower the immediate cash cost to us, to pay milestones in the future in cash and/or common shares (at our option) based on the achievement of pre-determined product development milestones. The outstanding preferred shares at July 31, 2007 (see “OUTSTANDING SHARE DATA”) represent US$9.25 million in potential future milestone payments in the lipopeptide/MX-2401 (US$625,000), polyene (US$625,000), celgosivir (US$4,000,000) and MitoKor/MX-4509/MX-4565/MX-4042 (US$4,000,000) programs. During the next 12 months we estimate that no preferred shares (US$nil) could become convertible or redeemable pursuant to the achievement of certain of these milestones. Each series of preferred shares includes provision for the Company to redeem the entire series for US$1, in which event any development milestones achieved subsequent to such redemption would be payable in cash. We anticipate that we will continue to use preferred shares for acquisitions and in-licensing in the future.

As at July 31, 2007, we had the following contractual obligations and commitments (1) (2) (3):

Contractual Obligations Payments due by period (Expressed in thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Operating Leases (4)	1,096	281	385	117	313
Purchase Obligations (5)	1,113	1,113	-	-	-
Total Contractual Obligations	2,209	1,394	385	117	313

(1)

Excludes US$9.25 million in contingent milestone obligations pursuant to the preferred shares discussed above and in “OUTSTANDING SHARE DATA”.

(2)

Excludes the following in respect of technology license and acquisition agreements: (i) up to an additional US$3.7 million of contingent milestone payments (payable in cash) if certain drug development milestones are achieved; and (ii) royalties on product sales and/or sub-licensing revenues.

(3)

Excludes $29.5 million in respect of potential royalties pursuant to the convertible royalty participation units (see “LIQUIDITY AND CAPITAL RESOURCES”).

(4)

Includes office and lab premises lease agreements and maintenance fees due under license agreements.

(5)

Represents obligations under research, manufacturing, and service agreements.

OUTSTANDING SHARE DATA

As at September 13, 2007, there are:

•

94,463,806 (July 31, 2007: 94,463,806; April 30, 2007: 94,237,205) common shares outstanding. The 226,601 increase in common shares outstanding between April 30, 2007 and July 31, 2007 reflects the exercise of warrants (68,259 common shares) and the payment of US$100,000 in milestone payments by issuing 158,342 common shares (see preferred shares conversion immediately below);

•

9,250,000 (July 31, 2007: 9,250,000; April 30, 2007: 9,350,000) convertible redeemable preferred shares outstanding consisting of 300,000 Series A, 950,000 Series B, 4,000,000 Series D and 4,000,000 Series E preferred shares. In May 2007 the Company converted 50,000 Series A and 50,000 Series B preferred shares into 158,342 common shares in respect of a milestone achieved in the MX-2401 program in April 2007. As of August 31, 2007 the 4,000,000 Series E preferred shares representing potential milestone payments of US$4,000,000 can be redeemed for the aggregate sum of US$1 following the expiry of the milestone obligations associated with these preferred shares. On the achievement of any of the pre-determined product development milestones underlying the preferred shares and the Company electing to

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2007

convert, rather than redeem the applicable number of preferred shares for such milestone(s), the maximum number of common shares that could be issued under each series of preferred shares and the conversion price to be used to determine the number of common shares to be issued for such milestone(s) are as follows: Series A and B - 9,728,204 (average closing price 5 trading days prior to the conversion date, minimum price $0.29); and Series D - 11,778,846 (average closing price 10 trading days prior to the conversion date). See “LIQUIDITY AND CAPITAL RESOURCES” for additional information on the Company’s preferred shares;

•

29,465 (July 31, 2007 and April 30, 2007: 29,465) convertible royalty participation units outstanding (see “LIQUIDITY AND CAPITAL RESOURCES”) convertible into up to 17,679,000 (July 31, 2007 and April 30, 2007: 17,679,000) common shares. The units are convertible at any time by the holders into the Company’s common shares (initially 600 common shares per unit based at conversion price of $0.50 per common share, with the number of common shares reduced proportionately for any royalties received by the unit holders). Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater;

•

stock options outstanding for the purchase of 4,407,212 (July 31, 2007: 4,684,703; April 30, 2007: 4,071,002) common shares at an average exercise price per common share of $0.87 (July 31, 2007: $0.89; April 30, 2007: $0.94);

•

warrants outstanding for the purchase of 963,125 units (July 31, 2007 and April 30, 2007: 963,125) at an exercise price of $0.60 per unit, expiring December 6, 2008. Each unit consists of one common share and one half of one common share purchase warrant. Each whole share purchase warrant allows for the purchase of one common share at an exercise price of $0.80 per common share, expiring December 6, 2011;

•

deferred share units outstanding that can be settled at the option of the Company by issuing up to 160,000 common shares (July 31, 2007 and April 30, 2007: 160,000), their equivalent fair market value in cash, or a combination of cash and common shares. The fair value of the 160,000 outstanding deferred share units based on the $0.52 closing price of the Company’s common shares on July 31, 2007 is $83,200 (April 30, 2007: $124,800 at $0.78 share price). As the Company has the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash, no liability has been recorded in the Company’s accounts at July 31, 2007 with respect to the $83,200 fair value of the outstanding deferred share units; and

•

warrants outstanding for the purchase of 19,173,215 (July 31, 2007: 19,173,215; April 30, 2007: 19,241,474) common shares at a weighted average exercise price per common share of $0.88 (July 31, 2007: $0.88; April 30, 2007: $0.89), as follows:

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2007

Number of Common Shares Issuable upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)
579,981(1)	$0.45	May 31, 2008
883,950(2,3)	$0.50	May 3, 2009
6,972,611(1)	$0.55	May 31, 2008
9,631,250(4)	$0.80	December 6, 2011
982,914(2)	$3.00	December 3, 2007
122,509(5)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
Total = 19,173,215	Average = $0.88(6)

(1)

Issued as part of the May 2005 public offering.

(2)

Warrants have a cashless exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

(3)

Issued as part of the May 2006 convertible royalty participation unit financing (see “LIQUIDITY AND CAPITAL RESOURCES”).

(4)

Issued as part of the December 2006 bought deal public offering.

(5)

These warrants were assumed by the Company as part of the acquisition of MitoKor. If these warrants are exercised the warrant holders would be entitled to receive up to US$84,288 in milestone payments (milestones are the same as those for the Series E preferred shares), payable at the Company’s option, in cash and/or common shares.

(6)

Weighted average exercise price using closing September 13, 2007 exchange rate of US$1.00 equals $1.0327.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company’s investments in interest bearing financial instruments provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments respectively. The Company and its US subsidiaries purchase goods and services in US dollars and also earn revenues in US dollars. The Company also purchases goods and services in Euros. The Company does not use derivative instruments to hedge against interest rate or foreign exchange rate fluctuations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During Q1/08, the Company incurred legal fees of $0.1 million (Q1/07: $0.1 million) inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner. This amount is payable under normal trade terms. All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms. Included in accounts payable and accrued liabilities at July 31, 2007 is $0.1 million (April 30, 2007: $0.1 million) owed to this law firm.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months ended July 31, 2007

RISKS AND UNCERTAINTIES

No product candidates being developed by MIGENIX have been approved to be marketed commercially and the Company has incurred significant operating losses in each year since inception. The Company’s business entails significant risks, including the costs, time and uncertainties involved to obtain the required regulatory approvals to market new drugs, the uncertainties involved in preclinical and clinical testing to obtain the information required for regulatory approvals and for marketing of new drugs, the availability of capital and corporate alliances, managing and maintaining corporate collaborations, the degree of patent and other intellectual protection, intense competition and technological change. There can be no assurance that MIGENIX’s research and development activities will result in any commercially viable products or profitability, and we expect to incur substantial losses over at least the next several years.

The Company has limited personnel and financial resources with which to optimally advance its programs. At July 31, 2007 the carrying value of the Company’s intangible assets in respect of its development programs was approximately $1.6 million. The Company may in the future determine that the carrying value of one or more programs should be written down based on:

•

Termination of the program following preclinical and/or clinical testing results;

•

Inability to secure development partner and/or funding to support the program;

•

Carrying value of program exceeds estimated net recoverable value based on factors including projected cash flows;

•

Loss of license rights for failure to perform in accordance with license agreements; and/or

•

Decision not to pursue further development in the program.

A write-down in the carrying value of one or more intangible assets in respect of the Company’s development programs could have a significant non-cash impact on our operating results.

MIGENIX will need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained. The Company’s ability to raise capital is primarily dependent on equity markets, the Company’s market capitalization and results in the Company’s drug development programs. To maintain a sufficient cash position to fund its operations MIGENIX may need to delay or alter planned development work, sell or out-license certain development programs, and/or reduce other expenditures.  Our future cash flows and capital requirements will depend on many factors, including, but not limited to, the following: the progress of our research and development programs including clinical trials and the magnitude and scope of these activities; our ability to establish and maintain corporate collaborations and licensing arrangements; the receipt and/or payment of milestone based payments pursuant to licensing agreements; costs of relocating our Vancouver facilities; the time and costs involved in obtaining regulatory approvals; the time and costs involved in scaling up the manufacturing of our products; the amount of government and/or grant funding obtained; the costs involved in preparing, filing, obtaining, maintaining, defending and enforcing patent claims; our strategy to develop, acquire or in-license new technologies and products and other factors not within our control.

The Company is evaluating its facility options (see “DEVELOPMENT PROGRAMS – Other Matters”) and should it not locate suitable replacement premises or make alternative arrangements on a timely basis, portions of the Company’s operations may be interrupted.

MIGENIX Inc.

CONSOLIDATED BALANCE SHEETS

As at (Unaudited—in thousands of Canadian dollars)	July 31, 2007 $	April 30, 2007 $
Basis of presentation and going concern uncertainty (note 1)
ASSETS Current
Cash and cash equivalents	7,376	2,945
Short-term investments	5,437	12,365
Amounts receivable	292	225
Government assistance receivable	678	616
Prepaid expenses and deposits	348	404
Total current assets	14,131	16,555
Long-term investments	1	1
Equipment	928	881
Intangible assets	1,607	1,671
Deferred transaction costs (note 5)	-	473
	16,667	19,581

LIABILITIES AND SHAREHOLDERS’ EQUITY Current
Accounts payable and accrued liabilities (note 4)	2,026	1,958
Total current liabilities	2,026	1,958

Convertible royalty participation units (note 5)	4,795	4,847
Preferred shares (note 6)	-	115
Total liabilities	6,821	6,920
Shareholders’ equity
Common shares (note 8[a][i])	125,156	124,994
Equity portion of convertible royalty participation units (note 5)	4,554	4,554
Contributed surplus (note 8[a][ii])	7,953	7,830
Deficit	(127,817)	(124,717)
Total shareholders’ equity	9,846	12,661
	16,667	19,581

See accompanying notes

On behalf of the Board:

“Alistair Duncan”

“Colin Mallet”

Director

Director

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT

(Unaudited—in thousands of Canadian dollars except share and per share amounts)	Three months ended July 31,
	2007 $	2006 $
REVENUE Research and development collaboration (note 9)	6	-
	6	-
EXPENSES Research and development (note 11) General and corporate Amortization	1,703 987 137	1,341 789 226
	2,827	2,356
Loss before other income (expense)	(2,821)	(2,356)
Other income (expense) Accretion of convertible royalty participation units and amortization of transaction costs (note 5) Interest income Foreign exchange gain (loss)	(421) 143 (1)	(300) 144 26
	(279)	(130)
Loss and comprehensive loss for the period Deficit, beginning of period	(3,100) (124,717)	(2,486) (108,665)
Deficit, end of period	(127,817)	(111,151)
Basic and diluted loss per common share (note 8[f])	(0.03)	(0.03)
Weighted average number of common shares outstanding (in thousands – note 8[f])	94,464	74,299

See accompanying notes

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended July 31,
(Unaudited—in thousands of Canadian dollars)	2007 $	2006 $
OPERATING ACTIVITIES
Loss for the period	(3,100)	(2,486)
Items not affecting cash:
Amortization	137	226
Stock-based compensation	133	147
Accretion of convertible royalty participation units and amortization of transaction costs (note 5)	421	300
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	48	(13)
Amounts receivable	(67)	(3)
Government assistance receivable	(62)	131
Prepaid expenses and deposits	57	69
Accounts payable and accrued liabilities	11	(1,479)
Cash used in operating activities	(2,422)	(3,108)

FINANCING ACTIVITIES
Issuance of convertible royalty participation units (note 5)	-	7,737
Proceeds on exercise of stock options	-	1
Proceeds on exercise of warrants	36	17
Repayment of capital lease obligation	-	(5)
Cash provided by financing activities	36	7,750

INVESTING ACTIVITIES
Funds from short-term investments	8,590	2,897
Purchase of short-term investments	(1,710)	(4,261)
Proceeds on disposal equipment	12	-
Purchase of equipment	(75)	(72)
Cash provided by (used in) investing activities	6,817	(1,436)

Increase in cash and cash equivalents	4,431	3,206
Cash and cash equivalents, beginning of period	2,945	5,743
Cash and cash equivalents, end of period	7,376	8,949

Supplemental cash flow information
Issuance of common shares on conversion of preferred shares for milestone payment (notes 6 and 8[a][i])	115	-

See accompanying notes

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2007 (Unaudited—Canadian dollars)

1.

BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

MIGENIX Inc. (the “Company”) is incorporated under the Business Corporations Act (British Columbia).  The Company is a biopharmaceutical company engaged in the research, development and commercialization of drugs primarily in the area of infectious diseases to advance therapy, improve health and enrich lives.

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The accounting policies used in the preparation of these unaudited interim consolidated financial statements are consistent with the Company’s most recent annual audited consolidated financial statements for the year ended April 30, 2007 with the exception of the adoption of the accounting policies described in note 2.  These unaudited interim consolidated financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements of the Company.

The Company has incurred significant losses since inception and has financed its cash requirements primarily from equity financings and payments from licensing agreements. Management is planning to obtain additional funds through licensing and financing activities, however, the outcome of these matters cannot be predicted at this time. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

In the opinion of management, all adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made.  Interim results are not necessarily indicative of results for a full year.

2. CHANGES IN ACCOUNTING POLICIES

Effective May 1, 2007, the Company retroactively without restatement adopted the following new recommendations of the CICA Handbook: Section 1506, Accounting Changes (“Section 1506”);  Section 1530, Comprehensive Income (“Section 1530”); Section 3251, Equity (“Section 3251”); Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”); Section 3861, Financial Instruments – Disclosure and Presentation (“Section 3861”); and Section 3865, Hedges (“Section 3865”).

The new standards and accounting policy changes are as follows:

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2007 (Unaudited—Canadian dollars)

2. CHANGES IN ACCOUNTING POLICIES (cont’d)

[a] Accounting Changes (Section 1506)

This new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retroactively unless doing so is impracticable, requires prior period errors to be corrected retroactively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes. The adoption of Section 1506 effective May 1, 2007 had no impact on these unaudited interim consolidated financial statements.

[b] Comprehensive Income (Section 1530)

Section 1530 establishes standards for the reporting and presentation of comprehensive income/loss. Other comprehensive income/loss refers to items recognized in comprehensive income/loss that are excluded from net income/loss in accordance with Canadian generally accepted accounting principles. These transactions and events include unrealized gains and losses resulting from changes in fair value of certain financial instruments.

As at May 1, 2007 and for the three-month period ended July 31, 2007, the Company does not have any items that should be presented in other comprehensive income/loss. Therefore, net loss for the period is equivalent to comprehensive loss for the period.

[c] Equity (Section 3251)

Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. This Section requires an enterprise to present a separate component of equity for each category of equity that is of a different nature, including the separation of net income, other comprehensive income, other changes in retained earnings, changes in contributed surplus, changes in share capital, and changes in reserves. For the three months ended July 31, 2007, there were no additional items requiring separate disclosure.

[d] Financial Instruments (Sections 3855 and 3861)

Under the new standards, the Company is now required to classify: [i] its financial assets as either held-to-maturity, available-for-sale, held for trading, or loans and receivables; and [ii] its financial liabilities as either held for trading, or other financial liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income/loss. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in net income/loss.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2007 (Unaudited—Canadian dollars)

2. CHANGES IN ACCOUNTING POLICIES (cont’d)

[d] Financial Instruments (Sections 3855 and 3861) (cont’d)

As at May 1, 2007, the Company has the following financial assets and liabilities and has selected the following classifications:

Financial assets

▪

Cash – classified as held for trading and is measured at fair value

▪

Cash equivalents and short-term investments - classified both as held to maturity and are measured at amortized cost using the effective interest method. The Company will determine the appropriate classification of new cash equivalents and short-term investments at the time of their purchase. Currently, the Company has classified all of its cash equivalents and short-term investments as held to maturity, as it has the positive intent and ability to hold the investments to maturity.

▪

Amounts receivable and Government assistance receivable - classified as loans and receivables and are measured at amortized cost using the effective interest method.

▪

Long-term investment in Spring Bank Technologies Inc. (“Spring Bank”) - classified as available-for-sale and is measured at cost due to there being no quoted market for the Spring Bank Series A preferred shares held by the Company. The Company does not currently have the intent to sell its investment in Spring Bank.

Financial liabilities

▪

Accounts payable, accrued liabilities, the liability component of the convertible royalty participation units and the preferred shares are classified as other liabilities and are initially measured at fair value. Subsequent periodical revaluations are recorded at amortized cost using the effective interest rate method.

Pursuant to the adoption of the new standards the Company has chosen for debt securities classified as other liabilities to net the costs of issuing the debt (less amortization), against the debt security from which they arose. This resulted in a consolidated balance sheet reclassification of $473,259 from deferred transaction costs to the debt component of the convertible royalty participation units as at May 1, 2007. Prior to May 1, 2007, costs of issuing debt securities were amortized on a straight-line basis, such costs are now required to be amortized using the effective interest method; the Company was not materially affected by the change in amortization method.

Section 3855 also requires that the Company identify embedded derivatives that require separation from the related host contract and measure any embedded derivatives at fair value.

[e] Hedges (Section 3865)

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company does not have any hedging items.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2007 (Unaudited—Canadian dollars)

3.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS ISSUED AND NOT YET ADOPTED

[a] Capital disclosures (Section 1535)

This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically May 1, 2008 for the Company. The Company will be evaluating the impact of this standard.

[b] Financial Instruments – Disclosure and Presentation (Sections 3862 and 3863)

This standard requires an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how an entity manages those risks. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically May 1, 2008 for the Company. The Company will be evaluating the impact of these standards.

4.

RESEARCH GRANT

During the three months ended July 31, 2007 the Company received a portion (US$57,812) of the grant funding awarded by The Michael J. Fox Foundation for Parkinson’s Research (“MJFF”) to evaluate MX-4565 in preclinical studies. The Company has recorded this grant in its accounts payable and accrued liabilities as at July 31, 2007 and will reduce this liability as eligible research and development expenses are incurred (also a reduction of research and development expenses). For the three months ended July 31, 2007 the Company applied $nil against research and development expenses. The MJFF grant award agreement provides Elan Pharmaceuticals with a limited right to license the technology arising from the project for certain uses in the field of human disease.

5.

CONVERTIBLE ROYALTY PARTICIPATION UNITS

	Number of Units (000’s)	Debt Component $ (000’s)	Equity Component $ (000’s)

Balance, April 30, 2007	29,465	4,847	4,554
Accretion of royalty obligation	-	408	-
Deferred transaction costs (note 2[d])	-	(473)	-
Amortization of transaction costs (note 2[d])	-	13	-
Balance, July 31, 2007	29,465	4,795	4,554

On May 3, 2006, the Company completed a financing of $8,839,500 relating to a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals.  A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit.  Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021.  The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2007 (Unaudited—Canadian dollars)

5.

CONVERTIBLE ROYALTY PARTICIPATION UNITS (continued)

the royalties received until a further $400 of royalties is paid per unit.  In the event there are no royalties under the license agreements there is no obligation for the Company to make any payments to the unit holders.

The units can be converted at any time, at the option of the holder, into the Company’s common shares (initially 600 common shares per unit based on conversion price of $0.50 per common share, with the number of common shares reduced proportionately for royalties received by the unit holders).  Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater.

The Company’s obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: [i] the date $1,000 of royalties has been paid in respect of the unit; [ii] the date the unit is converted into common shares; and [iii] May 3, 2021.

The Company has provided the purchasers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements.  The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events.  In the event of default, the Company would become obligated to pay the unit holders $1,000 per unit less any royalties paid in respect of the unit.

The carrying value of the debt component of the convertible royalty participation units is being accreted to the maximum royalties payable of $29,465,000 (will be reduced for actual royalties paid, any units converted into common shares and should the Company’s estimate of the probable royalties payable decline below $29,465,000) over the estimated royalty payment term using the effective interest method with the corresponding accretion expense being included in the consolidated statement of loss. Deferred transaction costs associated with this financing are being amortized on the same basis as the convertible royalty participation units, using the effective interest method.

For the three months ended July 31, 2007, the accretion of the convertible royalty participation units amounted to $408,205 ($300,000 for the three months ended July 31, 2006) and the amortization of the transaction costs was $13,146 ($nil for the three months ended July 31, 2006).

Upon conversion of any of the convertible royalty participation units into common shares, the carrying value of the equity component plus the carrying value of the debt component would be reclassified as common share capital.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2007 (Unaudited—Canadian dollars)

6.

PREFERRED SHARES

	Number of Shares (000’s)	Amount $ (000’s)
Series A
Balance April 30, 2007	350	58
Converted into common shares pursuant to milestone payment (note 8[a][i])	(50)	(58)
Balance July 31, 2007	300	-

Series B
Balance April 30, 2007	1,000	58
Converted into common shares pursuant to milestone payment (note 8[a][i])	(50)	(58)
Balance July 31, 2007	950	-

Series D
Balance April 30, 2007 and July 31, 2007	4,000	-

Series E
Balance April 30, 2007 and July 31, 2007 (note 12)	4,000	-

At April 30, 2007 milestones in respect of 50,000 Series A and 50,000 Series B preferred shares had been achieved and the Company had delivered notice of its intent to convert those preferred shares into common shares. In May 2007 the Company issued 158,342 common shares at an aggregate value of $115,596 upon the conversion of the 50,000 Series A and 50,000 Series B preferred shares. At April 30, 2007 the 50,000 Series A and 50,000 Series B preferred shares had a carrying value of $57,798 and $57,798, respectively.

The 9,250,000 preferred shares outstanding at July 31, 2007 [April 30, 2007 – 9,350,000) represent up to US$9,250,000 [April 30, 2007 - US$9,350,000] in potential future milestone payments related to drug development programs and other assets acquired by the Company [see note 12 with respect to the expiry of milestone obligation relating to the Series E preferred shares]. Upon the achievement of any of the milestones, the applicable number of preferred shares are, at the Company’s option, either convertible into common shares of the Company or redeemable for cash at US$1 per preferred share. As the achievement of any of the milestones for the redemption or conversion of the preferred shares are uncertain, the preferred shares have been recorded at an aggregate value of US$5.

The 9,250,000 preferred shares outstanding as of July 31, 2007 have been classified as a liability.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2007 (Unaudited—Canadian dollars)

7.  COMMITMENTS

[a]

Premises lease agreements

The Company has a total of $490,000 in future annual minimum lease commitments with respect to its office and research premises in Vancouver, Canada.

The Vancouver lease expires May 31, 2008 however the Company has received an early termination notice for November 30, 2007 to accommodate redevelopment of the site. The Company has entered into an offer to lease for approximately 5,000 square feet of space (currently office space, no labs; term of lease is September 1, 2007 to December 30, 2009) in close proximity to its current Vancouver facility and the Company has made an offer for approximately 6,000 to 9,000 square feet of lab space in the Vancouver area.

The San Diego lease expired on June 30, 2007 and the premises are currently being leased on a month-to-month basis.

The Company is evaluating its facility options and should it not secure suitable replacement premises or make alternative arrangements on a timely basis, portions of the Company’s operations may be interrupted.

[b]

Research, manufacturing, service, acquisition and license agreements

  [i]

The Company is responsible for the payment of royalties on revenues derived from technology licensed to the Company.  The term of these royalty obligations generally coincide with the life of the patents underlying the technologies licensed to the Company. As at July 31, 2007 and April 30, 2007, there were no royalties payable.

 [ii]

As at July 31, 2007, the Company has commitments to fund approximately $1,113,000 in expenditures through July 31, 2008 pursuant to research, manufacturing, and service agreements.  Of this amount, $101,000 (US$94,000) is denominated in US dollars.

[iii]

Pursuant to certain technology and in-licensing/acquisition agreements, the Company may be required to pay upon the achievement of specified development milestones up to US$12,925,000 of which US$9,250,000 can be settled at the Company’s option by the conversion and/or redemption of preferred shares issued by the Company as described in note 6. Maintenance fees payable pursuant to two of these in-licensing agreements are US$55,000 annually.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2007 (Unaudited—Canadian dollars)

8.   SHARE CAPITAL

[a] Issued and outstanding

[i]

Common shares

	Number of Shares (000’s)	Amount $ (000’s)

Balance, April 30, 2007	94,237	124,994
Conversion of Series A preferred shares pursuant to milestone payment (note 6)	79	58
Conversion of Series B preferred shares pursuant to milestone payment (note 6)	79	58
Exercise of warrants	68	36
Transfer from contributed surplus of issue date fair value for warrants exercised (note 8[a][ii])	-	10
Balance, July 31, 2007	94,463	125,156

[ii]

Contributed surplus

Amount $ (000’s)

Balance, April 30, 2007	7,830
Stock-based compensation (note 8[c])	133
Transfer to common share capital of issue date fair value for warrants exercised	(10)
Balance, July 31, 2007	7,953

Upon exercise of the warrants issued in connection with the May 2005 financing, a portion of the initial fair value of the warrants allocated to contributed surplus was reclassified from contributed surplus to common share capital (note 8a][i]).

[b] Stock options

[i]

Stock option transactions and the number of stock options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans are summarized as follows:

	Number of Common Shares (000’s)	Weighted Average Exercise Price $

Balance, April 30, 2007	4,071	0.94
Options granted	750	0.67
Options forfeited/expired	(136)	(1.27)
Balance, July 31, 2007	4,685	0.89

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2007 (Unaudited—Canadian dollars)

8.

SHARE CAPITAL (continued)

[b] Stock options (continued)

[ii]

The following table summarizes information about options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans at July 31, 2007:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Number Common Shares (000’s)	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Number Common Shares (000’s)	Weighted Average Exercise Price $

0.38-0.55	1,510	0.44	4.4	1,103	0.44
0.56-0.80	1,067	0.69	5.3	494	0.71
0.81-1.07	1,132	0.94	2.4	970	0.92
1.08-1.59	738	1.50	1.6	738	1.50
1.60-2.30	187	1.84	2.0	187	1.84
2.31-3.40	16	2.75	0.6	16	2.75
3.41-5.37	10	5.23	1.5	10	5.23
5.38-6.21	25	5.75	1.1	25	5.75
	4,685	0.89	3.5	3,543	0.97

The stock options expire at various dates between August 1, 2007 and June 11, 2015.

The maximum number of common shares that can be issued as at July 31, 2007 under the 1996, 2000 and 2006 Stock Option Plans inclusive of stock options outstanding at July 31, 2007 is 7,286,625 (April 30, 2007 – 7,286,625).

[c] Stock-based compensation expense

The Company recorded stock-based compensation expense of $133,418 for the three  months ended July 31, 2007 ($147,000 for the three months ended July 31, 2006) relating to stock options granted to executive officers, directors, and employees since May 1, 2003 and to consultants since May 1, 2002. This expense has been allocated on the same basis as cash compensation resulting in $63,695 (2006 - $35,000) being allocated to research and development and $69,723 (2006 - $112,000) being allocated to general and corporate for the three months ended July 31, 2007. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended July 31,
	2007	2006
Annualized volatility	75.8%	76.1%
Risk-free interest rate	4.5%	4.4%
Expected life of options in years	6.5	5.6
Dividend yield	0.0%	0.0%

The weighted average fair value of stock options granted during the three months ended July 31, 2007 was $0.48 (2006 – $0.30). The estimated fair value of stock options is amortized to expense over the vesting period of the stock options.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2007 (Unaudited—Canadian dollars)

8.

SHARE CAPITAL (continued)

[c] Stock-based compensation expense (continued)

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly variable assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

[d] Warrants

[i]

As at July 31, 2007, the Company had warrants outstanding for the purchase of 19,173,215 (April 30, 2007: 19,241,474) common shares as follows:

Number of Common Shares Issuable upon Exercise (000’s)	Exercise Price(s) per Common Share	Expiry Date(s)

580(1)	$0.45	May 31, 2008
884(2, 3)	$0.50	May 3, 2009
6,973(1)	$0.55	May 31, 2008
9,631(4)	$0.80	December 6, 2011
983(2)	$3.00	December 3, 2007
122(5)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
19,173	Average = $0.88(6)

[1]

Issued as part of the May 2005 public offering.

[2]

These warrants have a cashless exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

[3]

Issued to the agents as part of the May 2006 royalty unit financing.

[4]

Issued as part of the December 2006 bought deal public offering.

[5]

Assumed as part of the acquisition of MitoKor and if exercised and the maximum milestone payments associated with the Series E Preferred shares are achieved (notes 6 and 12) could result in the payment to the warrant holders of US$84,288 in milestone payments, payable at the Company’s option, in cash and/or common shares.

[6]

Weighted average exercise price using closing July 31, 2007 exchange rate of US$1.00 equals $1.0668.

[ii]

As at July 31, 2007, the Company had warrants outstanding for the purchase of 963,125 units (April 30, 2007: 963,125) at an exercise price of $0.60 per unit, expiring December 6, 2008. Each unit consists of one common share and one half of one common share purchase warrant. Each whole share purchase warrant allows for the purchase of one common share at an exercise price of $0.80 per common share, expiring December 6, 2011.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2007 (Unaudited—Canadian dollars)

8.

SHARE CAPITAL (continued)

[e] Deferred share units

Number of Units (000’s)

Balance, April 30, 2007 and July 31, 2007	160

On September 12, 2006 shareholders of the Company approved a new deferred share unit plan. Under the deferred share unit plan, 750,000 common shares have been reserved for issuance. A deferred share unit represents a future right to receive, at the option of the Company, one common share or its equivalent fair market value in cash at the time of the holder’s retirement, death, or the holder otherwise ceasing to provide services to the Company.

The fair value of the 160,000 outstanding deferred share units based on the $0.52 closing price of the Company’s common shares on July 31, 2007 is $83,200 (April 30, 2007 - $124,800 at $0.78 share price). As the Company has the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash no liability has been recorded in the Company’s accounts at July 31, 2007 and April 30, 2007 with respect to the fair value of the outstanding deferred share units.

[f] Loss per common share

	Three months ended July 31,
(thousands, except per share amounts)	2007	2006
Numerator: Loss and comprehensive loss for the period	(3,100)	(2,486)
Denominator: Weighted average number of common shares outstanding	94,464	74,299

Basic and diluted loss per common share	(0.03)	(0.03)

9.

SEGMENTED INFORMATION

The Company operates primarily in one business segment with operations located in Canada and the United States. All of the Company’s long-lived assets are located in Canada except for intellectual property and equipment with a net book value of $965,384 (April 30, 2007 - $999,403) and $9,015 (April 30, 2007 - $9,613), respectively, which are located in the United States. During the three months ended July 31, 2007, 100% of revenue was derived from one licensee in the United States ($nil revenue for the three months ended July 31, 2006). At July 31, 2007, included in amounts receivable is $31,850 [April 30, 2007 - $27,812] due from this licensee.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended July 31, 2007 (Unaudited—Canadian dollars)

10.

RELATED PARTY TRANSACTIONS

All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms.  During the three months ended July 31, 2007, the Company incurred legal fees of approximately $90,000 ($113,000 for the three months ended July 31, 2006) inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner. Included in accounts payable and accrued liabilities at July 31, 2007, is approximately $90,000 (April 30, 2007 – $85,500) owed to this law firm.

11.

MATERIAL TRANSFER AND LICENSE OPTION AGREEMENT WITH SCHERING CORPORATION

On July 13, 2005 the Company entered into a Material Transfer and License Option agreement with Schering Corporation (“Schering”) related to celgosivir (MX-3253), the Company’s first-in-class compound in Phase II clinical development for the treatment of chronic Hepatitis C Virus (HCV) infections.

Under the terms of the agreement, at no cost to the Company, Schering has supplied PEGETRONTM and certain technical and laboratory support and other services for the Company’s recently completed MX-3253 Phase IIb non-responder combination study in chronic HCV patients. In addition, the agreement granted Schering limited periods of exclusivity for data review of clinical trial results and for the negotiation of a license agreement. In June 2007 the Company received notice from Schering that it would not enter into a second period of exclusivity to negotiate the terms of a license agreement. For the three months ended July 31, 2007, the Company estimates that the value of the PEGETRONTM and lab testing services received by the Company to be approximately $2,000 ($205,000 for the three months ended July 31, 2006) and the Company has recorded this non-monetary consideration and expense at a net cost of $nil in research and development expenses for the three months ended July 31, 2007.

12.

SUBSEQUENT EVENTS

As of August 31, 2007 the milestone period applicable to the Company’s 4,000,000 outstanding Series E Preferred Shares representing up to US$4,000,000 in potential milestone payments expired with no milestones being payable by the Company. The Company pursuant to the terms of the Series E preferred shares plans to redeem all 4,000,000 of the outstanding shares for the aggregate sum of US$1.